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                                                                      EXHIBIT 12

                                TECO ENERGY, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The following table sets forth the company's ratio of earnings to fixed charges for the periods indicated.


    SIX MONTHS      TWELVE MONTHS                            YEAR ENDED DECEMBER 31,
       ENDED             ENDED         ------------------------------------------------------------------
  JUNE 30, 2000     JUNE 30, 2000       1999           1998            1997            1996          1995
  -------------     -------------      -----          -----           -----           -----         -----
      2.79x           2.90 x (1)       3.25x(2)       3.67x(3)        3.77x(4)        3.72x         3.50x

         For the purposes of calculating these ratios, earnings consist of income from continuing operations before income taxes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt premium, the interest component of rentals and preferred stock dividend requirements.

-----------------------------------------

(1) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded in the third and fourth quarters of 1999. Charges consisted of the following: $10.5 million recorded at Tampa Electric based on FPSC audits of its 1997 and 1998 earnings which limited its equity ratio to 58.7 percent; $3.5 million at Tampa Electric to resolve litigation filed by the U.S. Environmental Protection Agency; $6.0 million at TECO Investments to adjust the carrying value of certain leveraged leases; and $4.3 million at Tampa Electric and $3.3 million net benefit at TECO Energy for corporate income tax settlements related to prior years' tax returns. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earning to fixed charges would have been 3.18x for the twelve-months ended June 30, 2000.

(2) Includes the effect of non-recurring pretax charges totaling $21.0 million recorded at Tampa Electric, TECO Investments and TECO Energy described in (1) above. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.60x for the year ended Dec. 31, 1999.

(3) Includes the effect of non-recurring pretax charges totaling $30.5 million associated with write-offs at TECO Coal and Tampa Electric, and $.6 million pretax of merger-related costs. The effect of these charges was to reduce the ratio of earnings to fixed charges. Had these charges been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.95x for the year ended Dec. 31, 1998.

(4) Includes a $2.6-million pretax charge for all costs associated with the mergers completed in June 1997. The effect of this charge was to reduce the ratio of earnings to fixed charges. Had this charge been excluded from the calculation, the ratio of earnings to fixed charges would have been 3.79x for the year ended Dec. 31, 1997.




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